82-4721

ОАО ЮТК
Южная телекоммуникационная компания

ОТКРЫТ[redacted]О
“ЮЖНАЯ ТЕЛЕК ИПАНИЯ”

06013545

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________
____
БИК ______________________
Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 15.05.2006г. № 10-2-2/08-2092
на № ______________ от ______________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 18 2006
WASH. DC
152

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" (file № 33-86928) by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the List of the issuer's affiliated persons as at 31 March 2006. We, hereby, informs you about public disclosure by the Company of Quarterly report of the Issuer – Public Joint –Stock Company "Southern Telecommunications Company" for the first quarter of 2006. The Quarterly report of the Issuer includes performance results of the Company for the year 2005 and for the first quarter of 2006.

As the abovementioned Quarterly report of the Issuer is very sizeable, it will be forwarded to Securities and Exchange Commission of the United States of America later.

Please find 17 pages enclosed.

Yours faithfully,

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

dw 5/19

LIST OF AFFILIATED PARTIES

Of Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 1 0 3 2 0 0 6

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

Deputy Director General	(signature)	A.A. Litvinov
		(Full name)
Date " 31 " 03 20 06	Official seal	

ОАО «ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ» РОССИЙСКАЯ ФЕДЕРАЦИЯ КРАСНОДАРСКИЙ КРАЙ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ИНН 2308025192

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 31 03 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
2.	Mikhail Borisovich Vasilyev	Saint Petersburg, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
4.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
5.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
6.	Sergei Ivanovich Kuznetsov	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
7.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
8.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
9.	Georgy Alekseevich Romsky	Moscow, Russia	The person is a Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint	30.06.2005	-	

			–Stock Company. The person acts as the Chairman of the collective executive body of the Joint –Stock Company.	03.03.2005 22.07.2005		
10.	Eugheny Aleksandrovich Chechelnitsky	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
11.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	30.06.2005	-	-
12.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
13.	Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
15.	Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
16.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
17.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
18.	Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
19.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
20.	Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
21.	Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
22.	Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
23.	Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
24.	Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
25.	Yuri Nikolaevich Belov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.0003%	-
26.	Julia Aleksandrovna Kushavina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

27.	Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
28.	Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
29.	Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
30.	Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
31.	Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
32.	Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.000008	-
33.	Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
34.	Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
35.	Nikolay Fedorovich Komov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	0.00006	0.00007
36.	Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
37.	Oksana Valerievna Dyban	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
38.	Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.00007	0.00009
39.	Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	-
40.	Igor Evghenievich Nefyodov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	0.0001
41.	Closed-type Joint –Stock Company	Room 33-08, 42/3,	The person belongs to the group of parties,	1995		

	"Insurance company "Kostars"	Leninski prospect, Moscow 117119	which the Joint –Stock Company belongs to.		-	-
42.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
43.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
54.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614062	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
55.	Closed Joint-Stock Company "Tsifrovie	20a, Gagarin	The person belongs to the group of parties,	1995	-	-

	telecomunikatsii "	St.,Cheboksary 428000	which the Joint –Stock Company belongs to.			
56.	Closed Joint-Stock Company "AMT"	14, Sinopskaya nab., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
57.	Limited Liability Company "Vlad Page"	42, Gorky St., Vladimir 600000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
58.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Limited Liability Company "Vyatka Page"	1, Uralskaya St., Kirov	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
61.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Limited Liability Company Russian-American Joint Venture "Izhcom"	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
68.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
69.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs	1995	-	-

			to.			
70.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
71.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
72.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
73.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
74.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
75.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1995	38.16%	-
76.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.03.1999	-	-
77.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
78.	Closed Joint-Stock Company "Volgograd-GSM"	21, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02%	-
79.	Open Joint-Stock Company "Healthcare center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	18.12.2000	-	-
80.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol,	The Company is entitled to have at its disposal over 20 per cent of the total number	31.10.2002	-	-

		355035, Russia	of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
81.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
82.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
83.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
84.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	24.01.2001	-	-
85.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.10.2002	-	-
86.	Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.00005%	-
87.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
88.	Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.03.2003	-	-

89.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
90.	Closed Joint-Stock Company "Telebarents"	37, Parkovaya St., Petrozavodsk, 185014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
91.	Closed Joint-Stock Company " Tsentr vnedreniya spetsializirovannikh system"	161, Kirov St., Chelyabinsk, 454005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
92.	Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
93.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
94.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
95.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
96.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
97.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
98.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
99.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
100.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
101.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
102.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs	1994	-	-

			to.			
103.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
104.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
105.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
106.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
107.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
108.	Closed Joint-Stock Company «RTC-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
109.	Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
110.	Open Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
111.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
112.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
113.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
114.	Closed Joint-Stock Company «Svyazinformkomplekt»	4a, Darvin St., Chelyabinsk, 454087	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
115.	Dagestan Open Joint –Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
116.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1992	-	-

117.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
118.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
119.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
120.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
121.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
122.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (*contributions, parts*) *making the authorized* capital of the party	2004	-	-
123.	Limited Liability Company «RTC-Sibir»	246, Marx St., Krasnoyarsk, 660100	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
124.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
125.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
126.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
127.	Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
128.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
129.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
130.	Closed Joint-Stock Company	2a, Chaadaev St., Nizhny	The person belongs to the group of parties,	1997	-	-

	"Transsvyaz"	Novgorod, 603035	which the Joint –Stock Company belongs to.			
131.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
132.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
133.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
134.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
135.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
136.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
137.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
138.	Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
139.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
140.	Closed Joint-Stock Company "RTCOM"	54, Kommunisticheskaya Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
141.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
142.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
143.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs	2005	-	-

			to.			
144.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
145.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
146.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
147.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

II. Changes in the list of affiliated persons occurred during the period

from 01 01 2006 **till** 31 03 2006

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	29.12.2005	03.03.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Limited Liability Company "Pagetelecom"	6, Stroiteley pr., Cherepovets, Vologda region, 162627	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Excluded from the list of affiliated persons:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Kabelvideo»	85, Kuratov St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

3	Excluded from the list of affiliated persons:	06.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Infinvest"	68, Lenin St., Perm 614 096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

4	Excluded from the list of affiliated persons:	05.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Non-governmental Pension Fund "Svyazist"	10, Tsvilling St., Chelyabinsk, 454000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

5	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Novgorod Datacom "	22, Industrialnaya Str., Pankovka, Novgorod region, 174126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

6	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company "Airocom"	80/32, Leningradskiy Pr., Moscow, 125190	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

7	Excluded from the list of affiliated persons:	03.10.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company «TsentrTelecomService of the Moscow Region»	1a, Kolomenskiy proyezd, Moscow, Russia, 115446region, Russia	The person belongs to the group of parties, which	2003	-	-

		the Joint –Stock Company belongs to.			

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

8	Included into the list of affiliated persons:	21.11.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

9	Location address has changed:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii "	9, Verkhnyaya Krasnoselskaya Str., Moscow, 109004	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

10	Location address has changed:	30.12.2005	03.03.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Integrator.ru "	Building 1, 22, Bolshoy Kozikhinskiy per., Moscow, 123001	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-